PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 8, 1998)

                                   [LOGO FOR NATIONAL SERVICE INC APPEARS HERE]

                                                           FILED PURSUANT TO
                                                           RULE 424 (b) (2)
                                                           FILE NO. 333-59627

                                 $160,000,000

                       NATIONAL SERVICE INDUSTRIES, INC.

                               6% NOTES DUE 2009

                                  ----------

  The Notes will mature on February 1, 2009. Interest on the Notes is payable semiannually on August 1 and February 1, beginning August 1, 1999. NSI may redeem some or all of the Notes at any time. The redemption price is described under the heading "Description of Notes--Optional Redemption" on page S-15 of this Prospectus Supplement. There is no sinking fund.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ----------

                                   PER NOTE    TOTAL
                                   -------- ------------
Public Offering Price              99.739%  $159,582,400
Underwriting Discount                .650%  $  1,040,000
Proceeds to NSI (before expenses)  99.089%  $158,542,400

  Interest on the Notes will accrue from January 26, 1999 to date of delivery.


                                  ----------

  The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about January 26, 1999.

                                  ----------

SALOMON SMITH BARNEY

                             GOLDMAN, SACHS & CO.

                                                              J.P. MORGAN & CO.

January 21, 1999

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-4
Ratio of Earnings to Fixed Charges........................................   S-5
Capitalization............................................................   S-5
Summary Financial Information.............................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-7
Description of Notes......................................................  S-15
Underwriting..............................................................  S-17
Legal Matters.............................................................  S-18
Experts...................................................................  S-18

                                   PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents by Reference.............................   3
The Company.................................................................   4
Use of Proceeds.............................................................   4
Ratio of Earnings to Fixed Charges..........................................   4
Risk Factors Relating to Currencies.........................................   4
Holding Company Structure...................................................   4
Description of the Debt Securities..........................................   5
Description of Capital Stock................................................  19
Description of Warrants.....................................................  23
Plan of Distribution........................................................  25
Legal Matters...............................................................  26
Experts.....................................................................  26

  NSI'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 1420 PEACHTREE STREET, N.E., ATLANTA, GEORGIA 30309-3002 AND ITS TELEPHONE NUMBER IS (404) 853-1000.

  ATLANTIC ENVELOPE COMPANY(R), ENFORCER(R), GOTHAM(R), LIGHT CONCEPTS(R), LITHONIA LIGHTING(R), NATIONAL LINEN SERVICE(R), RELOC(R), AND ZEP(R) ARE REGISTERED TRADEMARKS OR SERVICE MARKS OF NSI OR ITS AFFILIATES. HOME-VUE(TM), HYDREL(TM), AND SELIG(TM) ARE TRADEMARKS OF NSI OR ITS AFFILIATES.

                                  THE COMPANY

  National Service Industries, Inc. (the "Company" or "NSI"), incorporated in 1928, is a diversified service and manufacturing company that, through its subsidiaries, occupies leadership positions in four markets--lighting equipment, chemicals, textile rental, and envelopes. Headquartered in Atlanta, Georgia, NSI provides products and services throughout North America, as well as Western Europe and Australia. Of NSI's fiscal 1998 revenue of $2 billion, over 97% was from North American sales. NSI's 1998 revenue broken down by segment contributions was as follows: 55% lighting equipment, 22% chemicals, 15% textile rental, and 8% envelopes.

  In 1996, NSI installed a new management team headed by CEO James Balloun. Mr. Balloun joined NSI after 31 years with McKinsey & Company, Inc. Under the new management team's direction, NSI has clarified its financial policies and incentives and improved its strategic planning process. The Company has restructured its operations by divesting its North Bros. insulation business in February 1997 and selling 29 textile rental plants in July 1997. Historically, the Company has funded operations through internal cash flow and has made acquisitions primarily using cash from operations or its stock. The Company has not previously issued debt securities in a public offering.

BUSINESS SEGMENTS

 Lighting Equipment

  Lithonia Lighting Company is North America's largest manufacturer of lighting fixtures in the architectural, commercial, industrial, and residential markets. Products include a full range of indoor and outdoor lighting for commercial construction and building renovation; surface and recessed residential lighting; exit signs and emergency lighting; lighting control systems; and flexible wiring systems. This diverse array of lighting products is manufactured at locations in seven states, Canada, and Mexico and is marketed under the brand names of Lithonia Lighting, Home-Vue, Light Concepts, Gotham, Hydrel, and Reloc.

  Principal customers include wholesale electrical distributors, retail home centers, and lighting showrooms located in North America and selected international markets. In North America, Lithonia Lighting's products are sold through independent sales agents who cover specific geographical areas. Products are delivered through a network of strategically located distribution centers, regional warehouses, and public field warehouses using both common carriers and a Company-owned truck fleet. For international customers, the Company employs an inside sales force that adopts distribution methods to meet individual customer or country requirements. In fiscal 1998, North American sales accounted for more than 99% of this segment's gross sales.

 Chemicals

  NSI's chemical segment, which includes Zep Manufacturing Company ("Zep"), Enforcer Products, Inc. ("Enforcer"), and Selig Chemical Industries ("Selig"), is a leading provider of specialty chemical products in the automotive, food, manufacturing, institutional, hospitality, home center, and retail markets. Chemical segment products include cleaners, sanitizers, disinfectants, polishes, floor finishes, degreasers, water treatments, pesticides, insecticides, and herbicides. Zep manufactures products in five North American plants and one Western European and one Australian location, while Selig and Enforcer each operate a single manufacturing facility in Georgia.

  The chemical segment provides products to customers in North America, Western Europe, and Australia. In fiscal 1998, North American sales accounted for approximately 91% of the chemical segment's gross sales. Zep and Selig serve a wide array of institutional and industrial customers, ranging from small sole proprietorships to Fortune 1000 corporations. Individual markets include the automotive industry, car washes, the food industry, manufacturing plants, and contract cleaners. Zep's and Selig's products are sold through a direct, commissioned sales force. Enforcer provides its products and Zep-branded products to retail channels such as home center, hardware, drug, and convenience stores.

 Textile Rental

  National Linen Service ("NLS") is a leading United States multi-service textile rental supplier, serving the dining, lodging, and healthcare industries. Products include napkins, table and bed linens, bath towels, bar and shop towels, sterilized products, mats, mops, and restroom supplies. NLS operates from 58 locations primarily in the southeastern United States.

  NLS's customers include restaurants, hotels, retail stores, hospitals, clinics, and doctor's offices. Clean products are delivered to customers, and soiled products are retrieved by route drivers for cleaning. NLS sells directly to end users through a salaried and commissioned sales force.

 Envelopes

  Atlantic Envelope Company ("AECO") is a leading United States producer of custom envelopes and office products, serving the energy, finance, transportation, direct mail, and package delivery markets. Products include custom business and courier envelopes, as well as specialty filing products. AECO products are manufactured in eight plants in the southern United States and one plant in Pennsylvania.

  AECO serves approximately 4,000 customers throughout the United States, including major airlines, banks, credit card companies, and package express companies. Products are sold directly to end users by a commissioned sales team. Specialty products are also sold through dealers and catalog channels.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT (IN MILLIONS)

                            THREE MONTHS ENDED
                                NOVEMBER 30
                                (UNAUDITED)         YEARS ENDED AUGUST 31
                            --------------------  ----------------------------
                              1998       1997       1998      1997      1996
                            ---------  ---------  --------  --------  --------
SALES AND SERVICE REVENUE:
  Lighting Equipment....... $   284.1  $   268.6  $1,105.3  $  952.0  $  867.8
  Chemical.................     116.7      105.9     454.5     402.6     367.7
  Textile Rental...........      75.5       78.1     312.7     493.5     530.6
  Envelope.................      42.6       35.0     158.8     131.0     125.8
  Other(1).................       --         --        --       57.1     121.7
                            ---------  ---------  --------  --------  --------
  Total revenue............    $518.9  $   487.6  $2,031.3  $2,036.2  $2,013.6
                            =========  =========  ========  ========  ========
OPERATING PROFIT:
  Lighting Equipment....... $    29.5  $    27.7  $  109.3  $   92.4  $   76.1
  Chemical.................       8.5        8.6      36.5      31.6      38.6
  Textile Rental...........       6.7        6.1      29.7      60.8      42.2
  Envelope.................       3.5        2.5      13.3      10.2      10.0
  Other(1).................       --         --        --        1.9       5.3
                            ---------  ---------  --------  --------  --------
                                 48.2       44.9     188.8     196.9     172.2
  Corporate................      (5.0)      (4.5)    (14.9)    (16.2)     (8.8)
  Interest income
   (expense), net..........      (2.3)       2.0      (0.8)     (1.6)     (1.6)
                            ---------  ---------  --------  --------  --------
  Income before taxes...... $    40.9  $    42.4  $  173.1  $  179.1  $  161.8
                            =========  =========  ========  ========  ========

--------
(1) Represents primarily the North Bros. insulation business which was sold in February 1997.

                                USE OF PROCEEDS

  The net proceeds (after deducting the underwriting discount and estimated expenses) to be received by NSI from the sale of the Notes are estimated to be approximately $158.1 million. Of this amount, approximately $80 million will be used to repay borrowings under NSI's credit facility (the "Credit Facility"), and the remaining proceeds will be used for general corporate purposes, which may include working capital increases, capital expenditures, acquisitions, repayment of outstanding indebtedness, and repurchases of NSI's common stock. The Credit Facility bears interest at the rate of 5.75% per annum (at January 12, 1999) and matures in July 2001. Borrowings under the Credit Facility were utilized for general corporate purposes.

  Within the context of its strategic planning process, the Company frequently evaluates opportunities such as acquisitions, divestitures, and joint ventures. Although the Company has no material pending understandings or agreements with respect to acquisitions, divestitures, or joint ventures, the Company may from time to time pursue such transactions, and the balance of the proceeds may be used for such purposes. In particular, the

Company is currently engaged in discussions to acquire a specialty chemical business, with annual revenues of approximately $100 million, which sells branded chemical products through retail channels and would operate, if acquired, within the chemical segment.

                      RATIO OF EARNINGS TO FIXED CHARGES

  NSI's ratios of earnings to fixed charges for the fiscal year ended August 31, 1998 and the three-month period ended November 30, 1998 were 16.3x and 11.2x, respectively. For purposes of computing the ratios of earnings to fixed charges, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs, and the portion of rent expense that is deemed to be representative of the interest component of rent expense.

                                CAPITALIZATION

  The table sets forth the consolidated capitalization of NSI as of November 30, 1998, and as adjusted. The adjustment reflects the sale of the Notes and use of the net proceeds as described under "Use of Proceeds." This table should be read in conjunction with NSI's consolidated financial statements and related notes incorporated by reference into the accompanying Prospectus.

                                                      NOVEMBER 30, 1998
                                               --------------------------------
                                               ACTUAL   ADJUSTMENTS AS ADJUSTED
                                               -------  ----------- -----------
                                                        (IN MILLIONS)
SHORT-TERM DEBT:
Short-term borrowings (a)..................... $   8.2    $  --       $   8.2
Current portion of long-term debt.............     0.1       --           0.1
                                               -------    ------      -------
  Total short-term borrowings.................     8.3       --           8.3
LONG-TERM DEBT:
Credit Facility borrowings (b)................    80.0     (80.0)         0.0
Other indebtedness (c)........................    26.1       --          26.1
Notes being offered...........................             160.0        160.0
                                               -------    ------      -------
  Total long-term debt........................   106.1      80.0        186.1
                                               -------    ------      -------
  Total debt..................................   114.4      80.0        194.4
STOCKHOLDERS' EQUITY:
Common stock, $1 par value; 80,000,000 shares
 authorized, 57,918,978 issued (d)............    57.9       --          57.9
Paid-in capital ..............................    29.0       --          29.0
Retained earnings.............................   916.8       --         916.8
Accumulated other comprehensive income items..    (9.3)      --          (9.3)
Less: Treasury stock, at cost; 16,646,273
 shares.......................................  (407.9)      --        (407.9)
                                               -------    ------      -------
  Total stockholders' equity..................   586.5       --         586.5
                                               -------    ------      -------
  Total capitalization........................ $ 700.9    $ 80.0      $ 780.9
                                               =======    ======      =======

--------
(a) NSI has uncommitted lines of credit totaling $122.0 million for general operating purposes, of which $22.0 million is available on a multi-currency basis. At November 30, 1998, the Company had foreign currency short-term bank borrowings equivalent to $8.2 million.
(b) The Company classifies short-term borrowings under the Credit Facility as long-term debt to the extent the Company has the ability and the intent to maintain these obligations for longer than one year.
(c) Other indebtedness consists of $13.7 million in aggregate amount of industrial revenue bonds with interest rates from 3.2% to 6.6% and maturities from 2004 through 2021. Additionally, other indebtedness includes $12.4 million in aggregate amount of notes and mortgages with interest rates from 6.5% to 8.5% and maturities from 2000 to 2026.
(d) In January 1999, the Company amended its Restated Certificate of Incorporation to increase its authorized common stock to 120,000,000 shares.

                         SUMMARY FINANCIAL INFORMATION

  The following summary financial information was derived from data contained in NSI's Annual Report for the fiscal year ended August 31, 1998 and Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1998 and should be read in conjunction with NSI's consolidated financial statements and related notes incorporated by reference into the accompanying Prospectus. Such information is presented in this Prospectus Supplement for convenience of reference.

                           THREE MONTHS ENDED
                              NOVEMBER 30,
                               (UNAUDITED)             YEAR ENDED AUGUST 31,
                          ----------------------  ----------------------------------
                             1998        1997        1998        1997        1996
                          ----------  ----------  ----------  ----------  ----------
                                      (DOLLAR AMOUNTS IN THOUSANDS)
OPERATING RESULTS
Net sales of products...  $  443,457  $  409,518  $1,718,564  $1,542,644  $1,482,937
Service revenues........      75,469      78,066     312,746     493,535     530,625
                          ----------  ----------  ----------  ----------  ----------
  Total revenues........     518,926     487,584   2,031,310   2,036,179   2,013,562
Cost of products sold...     266,996     249,091   1,044,215     945,794     933,405
Cost of services........      43,737      45,148     183,470     283,024     304,381
Selling and
 administrative
 expenses...............     164,912     152,628     634,061     633,740     616,513
Interest expense
 (income), net..........       2,342      (2,002)        749       1,624       1,565
Gain on sale of
 businesses.............         --       (1,011)     (2,449)    (75,097)     (7,579)
Restructuring expense,
 asset impairments, and
 other charges..........         --          --          --       63,091         --
Other expense (income),
 net....................           9       1,375      (1,857)      4,925       3,429
                          ----------  ----------  ----------  ----------  ----------
Income before taxes.....      40,930      42,355     173,121     179,078     161,848
Provision for income
 taxes..................      15,226      15,687      64,401      71,800      60,700
                          ----------  ----------  ----------  ----------  ----------
Net Income..............  $   25,704  $   26,668  $  108,720  $  107,278  $  101,148
                          ----------  ----------  ----------  ----------  ----------

BALANCE SHEET DATA AT
 END OF PERIOD
Cash, cash equivalents
 and short-term
 investments............  $   32,041  $  160,087  $   19,146  $  262,425  $   59,213
Total assets............   1,072,133   1,044,081   1,010,684   1,106,352   1,094,646
Short-term debt.........  $    8,357  $    7,279  $    7,981  $    5,889  $    6,742
Long-term debt..........     106,074      26,442      78,092      26,197      24,920
                          ----------  ----------  ----------  ----------  ----------
Total debt..............     114,431      33,721      86,073      32,086      31,662
Stockholders' equity....     586,516     632,157     578,901     671,813     718,008
                          ----------  ----------  ----------  ----------  ----------
Capitalization..........  $  700,947  $  665,878  $  664,974  $  703,899  $  749,670
                          ==========  ==========  ==========  ==========  ==========

OTHER DATA
Capital expenditures....  $   15,284  $   14,034  $   82,034  $   48,806  $   65,499
Acquisition
 expenditures...........      28,498       6,077      45,305       4,320         600
Depreciation and
 amortization...........      14,444      11,831      48,846      57,981      58,428
EBITDA(/1/).............      58,259      55,521     229,231     243,183     225,180
Ratio of earnings to
 fixed charges..........        11.2x       19.0x       16.3x       19.1x       20.0x
Percent of debt to total
 capitalization.........        16.3%        5.1%       12.9%        4.6%        4.2%

--------
(/1/EBITDA)is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented to provide additional information relating to the Company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis contains information from NSI's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1998 and Annual Report for the fiscal year ended August 31, 1998. Such information is presented in this Prospectus Supplement for convenience of reference and has not been substantively updated since the respective dates of such documents.

STRATEGIC TRANSACTIONS

  NSI periodically implements strategic transactions that, it believes, afford it the opportunity to redeploy resources to create value and position the Company for future growth. Since the beginning of fiscal 1996, the Company has undertaken the following transactions:

 Acquisitions

   Acquisition spending in the first quarter of fiscal 1999 totaled $28.5 million, primarily related to the September 1998 purchase by the lighting equipment segment of the assets of GTY Industries, Inc. (d/b/a "Hydrel"), a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications. The Company also made minor acquisitions related to the textile rental segment.

  Acquisition spending in fiscal 1998 totaled $45.3 million and was primarily related to the chemical and envelope segments. In November 1997, the chemical segment purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In March 1998, the envelope segment purchased Allen Envelope Corporation ("Allen Envelope"), a single-plant, Pennsylvania-based envelope manufacturer, providing the segment with access to markets in the Northeast. In July 1998, the Company purchased Calman Australia Pty Ltd ("Calman"). Calman, located in Victoria, Australia is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, the Company paid certain performance payments associated with a prior-year chemical acquisition.

  In fiscal 1997, acquisition spending totaled $4.3 million and resulted from the chemical segment's purchase of chemical products companies in Ohio and Canada and the lighting equipment segment's acquisition of a small emergency lighting products manufacturer in Canada. In March 1997, the Company also issued 536,872 shares of its common stock valued at $20.5 million to acquire Enforcer Products, Inc. ("Enforcer"), a specialty chemical company with a retail focus. In fiscal 1996, the Company made minor acquisitions related to the textile rental segment.

 Divestitures

  In fiscal 1998, divestitures of non-strategic textile rental operations and excess properties resulted in net proceeds of $3.1 million and pretax gains of $2.4 million.

  In February 1997, NSI sold the North Bros. insulation business for cash of $27.1 million, recognizing an immaterial gain. The business had fiscal 1997 sales of $57.0 million and operating income of $1.9 million through the date of sale.

  In July 1997, the Company sold 29 textile rental plants to G&K Services, Inc. for approximately $280 million, recognizing a pretax gain of $74.0 million. The divested locations had fiscal 1997 sales of $176.5 million and operating income of $9.4 million through the date of sale.

  Additionally, in fiscal years 1997 and 1996 the Company divested other non-strategic businesses, primarily in the textile rental segment, generating cash of $4.3 million and $15.3 million, respectively.

RESULTS OF OPERATIONS

 First Quarter of Fiscal Year 1999 Compared to First Quarter of Fiscal Year
1998

  NSI generated quarterly revenue of $518.9 million in the first quarter of fiscal 1999 compared with quarterly revenue of $487.6 million in the first quarter of fiscal 1998. The revenue increase was primarily due to higher revenue in the lighting equipment and chemical segments. Additionally, revenue increased due to the September 1998 acquisition of Hydrel and the March 1998 acquisition of Allen Envelope, which were not included in prior-year results.

  Net income for the quarter ended November 30, 1998 was $25.7 million ($.62 per basic and diluted share) compared to net income for the quarter ended November 30, 1997 of $26.7 million ($.61 per basic share and $.60 per diluted share). Increased earnings in the lighting equipment and envelope segments were more than offset by increased interest expense during the quarter, causing net income to remain relatively unchanged. Basic and diluted earnings per share increased due to a reduction of 2.2 million basic and 2.5 million diluted average shares outstanding.

  The lighting equipment segment reported record first quarter revenue of $284.1 million, an increase of 5.7% over last year's first quarter revenue of $268.7 million. This increase resulted from continued strength in the non-residential construction market, particularly in non-fluorescent products, as well as the acquisition of Hydrel. Operating profit increased 6.7% to $29.5 million driven by the additional sales and a slightly better product mix. The non-residential construction market remains strong, and order rates continue to be solid.

  First quarter chemical segment revenue of $116.7 million increased 10.3% from last year's $105.9 million, primarily due to higher revenue from retail distribution channels. Operating profit of $8.5 million was slightly lower than last year's results due to increased operating costs required to support the retail distribution channels and changes in the product mix.

  Textile rental segment revenue decreased 3.3% to $75.5 million, while operating profit of $6.7 million increased 9.6% compared to the prior-year period. The decrease in revenue was related in part to last year's sale of several industrial contracts, continued efforts to eliminate low-margin customer accounts, and the temporary, negative impact of two hurricanes on nine Southeastern plants. Excluding non-recurring gains in each of the periods, operating profit rates remain relatively unchanged at approximately 7%. During the current quarter, fiscal 1997 year-end restructuring reserves were reduced by a minimal amount for payments related to plant consolidations.

  Envelope segment revenue increased 21.8% to $42.6 million, while operating profit increased 39.5% to $3.5 million over the prior year's $2.5 million. Revenue increased due to additional sales resulting from the Allen Envelope acquisition, which was completed in March 1998, and additional volume in the base business, offset by the effect of lower paper prices. The increase in operating profit was the result of the increased volume as well as incremental material cost savings.

  Corporate expenses remained relatively consistent in comparison to the same period in the prior year.

  Net interest expense was $2.3 million in the quarter ended November 30, 1998 compared with $2.0 million of interest income in the quarter ended November 30, 1997. The increase in net interest expense is due to lower interest income, resulting from the use of the short-term investments generated from the textile rental segment's 1997 divestiture proceeds, combined with higher interest expense from the increased borrowings to fund acquisitions, share repurchases, and internal growth.

  The provision for income taxes was 37.2% of pretax income for the quarter compared with 37.0% in the prior-year period.

 Comparison of Fiscal Years 1998 to 1997 and 1997 to 1996

  NSI posted revenue of $2.0 billion for the fiscal year ended August 31, 1998. The slight revenue decline in 1998 in comparison with the prior year resulted from increased lighting equipment, chemical, and envelope revenue of approximately $233 million offset primarily by revenue not included in 1998 as a result of 1997 divestitures. Revenue in 1997 increased $22.6 million, or 1.1%, as a result of higher volumes in the lighting equipment, chemical, and envelope segments partially offset by revenues from businesses divested.

  Net income for 1998 increased $1.4 million, or 1.3%, to a record level of $108.7, or $2.56 per basic share, $2.53 diluted. Earnings per share grew at the higher rate of 8.0% per basic share and 7.2% per diluted share due to a reduction of 2.7 million basic and 2.5 million diluted average shares outstanding. Net income in 1997 increased $6.2 million, or 6.1%, to $107.3 million, or $2.37 per basic share, $2.36 diluted.

  Lighting equipment segment sales grew $153.3 million, or 16.1%, to $1.1 billion in 1998. Strong demand in the non-residential construction market and increased volumes resulting from new products contributed to the growth in sales. As a result of the increased sales and ongoing productivity improvements, operating profit increased 18.3% in 1998. Sales for 1997 increased 9.7% due primarily to higher unit volumes in the non-residential construction markets. Operating profit for 1997 increased 21.4% as a result of the increased sales, improved product mix, and lower manufacturing costs.

  Chemical segment revenue for 1998 increased $51.9 million, or 12.9%, to $454.5 million. Incremental revenue was a result of the inclusion of a full year of Enforcer as well as increased retail volumes of Enforcer and Zep. Operating profit increased $4.9 million, or 15.5%, to $36.5 million as a result of the increased revenue and the impact of the 1997 restructuring charge on 1997 operating profit. These increases in operating profit were somewhat offset by additional severance costs and increased selling expenses incurred in the industrial chemical channel of the segment. Revenue in 1997 increased 9.5%, as a result of incremental volumes from U.S. and Canadian acquisitions. Operating profit in 1997 declined 18.1%, as a study of the segment's European operations resulted in a severance-related charge of $1.5 million for operational reorganizations and an asset impairment loss of $8.1 million resulting from historical losses and inadequate future cash flows. Additionally in 1997, higher manufacturing costs and investments to increase the size and capability of the segment's fully commissioned sales force offset the profits resulting from revenue gains.

  Textile rental segment revenue for 1998 decreased 36.6% to $312.7 million primarily as a result of the businesses divested in 1997 as described in "Strategic Transactions" above. Excluding the 1997 divestiture, revenue declined approximately $4 million as the segment continued to eliminate low-margin customer accounts. Operating profit decreased 51.2% to $29.7 million, primarily as a result of the 1997 divestitures. The 1997 sale of non-strategic assets to G&K Services, Inc., which had 1997 operating profit of $9.4 million, resulted in gains of $74.0 million. These gains were somewhat offset in 1997 by restructuring expenses, asset impairment, and other charges totaling $49.6 million. Excluding the impact on 1997 operating profit of the gains, restructuring, and loss of revenue from divested facilities, 1997 operating profit would have been approximately $27 million. The increase in operating profit in 1998 after adjusting for the 1997 items was primarily due to gains on the sale of certain uniform contracts and improved profitability as a result of tighter inventory control. Segment revenue for 1997 decreased 7.0% from 1996 primarily as a result of the businesses divested in 1997. Operating profit increased 44.1% as a result of the gains recognized on the divestitures discussed above, offset by the restructuring and other charges recorded in 1997.

  A review of the textile rental segment's under-performing and non-strategic locations during 1997 resulted in a plan to dispose of certain plants and consolidate the operations of others. Restructuring expenses included severance and union-related expenses of $1.2 million and exit expenses of $6.7 million for unexpired leases, costs to dispose of facilities, and costs of personnel to effect closures and consolidations. Also as a result of the review and due to a combination of historical losses, anticipated future losses, and inadequate cash flows, the segment recorded an impairment loss of $22.3 million on assets to be disposed of and $9.5 million on assets held for use. After the impairment charge, the remaining net book value of the assets to be disposed of was immaterial. The ongoing impact to operating profit as a result of reduced employee and facility expenses is estimated to be an increase of $4 million to $5 million annually. The restructuring is not expected to materially impact future liquidity or other sources and uses of capital.

  Envelope segment revenue increased $27.8 million, or 21.2%, in 1998 to $158.8 million. The March 1998 purchase of Allen Envelope, as discussed in "Strategic Transactions," accounted for approximately $18 million of the revenue increase. The remaining increase was attributable to higher shipment volumes. Operating profit for the segment increased 30.4% to $13.3 million, primarily as a result of the increased revenue generated by the Allen Envelope acquisition. Segment revenue in 1997 increased 4.1% as volume gains were offset somewhat by contractual price adjustments. Operating profit in 1997 was flat in comparison to the prior year as increased revenue was offset by higher manufacturing costs associated with the segment's growth initiatives.

  Revenue and operating profit of the "other" segment have been eliminated as a result of the February 1997 divestiture of the insulation service business discussed in "Strategic Transactions."

  Corporate expenses decreased $1.3 million in 1998, as 1997 expense included an asset impairment recorded to reflect the $1.2 million appraised value of an asset held for sale. Corporate expenses in 1997 were $7.4 million higher than 1996 as a result of the asset impairment and higher accrued incentive plan costs. Net interest expense decreased $0.8 million in 1998 as the Company benefited from higher average levels of short-term investments, offset slightly by higher average debt levels.

  Consolidated income before taxes decreased $6.0 million, or 3.4%, to $173.1 million primarily due to the effect of the 1997 divestitures and associated gains included in 1997 amounts, partially offset by increased income from the lighting segment in 1998. The provision for income taxes was 37.2%, 40.1%, and 37.5% in 1998, 1997, and 1996, respectively. The increase in the effective rate in fiscal 1997 was due primarily to higher rates applicable to the textile rental divestiture.

LIQUIDITY AND CAPITAL RESOURCES

 Operating Activities

  Operations provided cash of $44.6 million during the first quarter of fiscal 1999 and used cash of $20.7 million during the first quarter of fiscal 1998. The increase in cash flow for the quarter ended November 30, 1998 was primarily attributable to the absence of tax payments of $38.0 million reflected in the first quarter of the prior year related to the 1997 textile rental segment divestitures. Additionally, the current quarter change in accounts payable and accrued liabilities includes a $12.9 million increase in accrued taxes due in the second fiscal quarter.

  Operations provided cash of $29.3 million in fiscal 1998, compared with cash provided of $127.6 million in fiscal 1997 and $153.0 million in fiscal 1996. The decrease in 1998 was primarily the result of increased tax payments associated with the divestiture of 29 textile plants in July 1997 and an increase in accounts receivable commensurate with the increased revenue in the lighting equipment and chemical segments. The 1997 decrease compared with 1996 resulted primarily from investment in inventories to support increased sales of the lighting equipment segment and changes in deferred taxes associated with the textile rental plant divestiture.

 Investing Activities

  Investing activities used cash of $42.0 million for the three months ended November 30, 1998 compared with cash provided of $37.9 million in the three months ended November 30, 1997. The decrease in cash flow in the first quarter of fiscal 1999 was primarily the result of the liquidation of short-term investments in the first quarter of fiscal 1998, which provided cash of $53.2 million for share repurchases. Additionally, acquisition spending in the first quarter of fiscal 1999 totaled $28.5 million compared to $6.1 million in the same quarter of the prior year. Current quarter acquisition spending was primarily related to the September 1998 purchase by the lighting equipment segment of the assets of Hydrel. The Company also made minor acquisitions related to the textile rental segment. Prior-year acquisition spending of $6.1 million was due to the chemical segment's purchase of Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York.

  Capital expenditures were $15.3 million in the first three months of fiscal 1999 compared with $14.0 million in the first three months of fiscal 1998. Capital spending in the first quarter of fiscal 1999 was primarily attributable to the lighting equipment, textile rental, and envelope segments. The lighting equipment segment's capital expenditures related to upgrading of old tooling equipment as well as purchases of new tooling equipment for capacity expansion. Expenditures in the textile rental segment were for implementation of new technology, production enhancements, and delivery truck purchases and refurbishments. The envelope segment's expenditures related primarily to new folding capacity, manufacturing process improvements, and information systems. Capital spending in the first quarter of fiscal 1998 consisted primarily of facility expansions and manufacturing process improvements in the lighting equipment segment, efficiency improvements and replacements of processing equipment and information systems in the textile rental segment, and facility and machinery replacements in the envelope segment. Capital expenditures for fiscal 1999 are estimated to be approximately $90 million. Management believes current cash balances, anticipated cash flows from operations, and available funds from the Credit Facility, complementary lines of credit, and the shelf registration are sufficient to meet the Company's planned level of capital spending and general operating cash requirements for the next twelve months.

  Investing activities provided cash of $82.5 million and $61.8 million in fiscal years 1998 and 1997, respectively, and used cash of $41.8 million in fiscal 1996. The increase in 1998 was the result of the liquidation of $205.3 million of short-term investments, generated by 1997 divestitures, to fund acquisitions, capital expenditures, share repurchases, and payment of dividends. Capital expenditures were $82.0 million in 1998, compared with $48.8 million in 1997 and $65.5 million in 1996. During 1998, the lighting equipment segment invested in facility expansions and manufacturing process improvements, the textile rental segment invested in a merchandise tracking system and fleet refurbishment, and the envelope segment invested in facility and machinery replacements. Capital spending in 1997 and 1996 consisted primarily of lighting equipment segment facilities and process improvements, equipment replacements, and tooling for new products and textile rental segment facilities improvements and equipment replacements. Additionally, in fiscal 1996, the lighting equipment segment expanded its production facility in Monterrey, Mexico. As noted under "Strategic Transactions," the Company spent $45.3 million, $4.3 million, and $0.6 million in 1998, 1997, and 1996, respectively, on acquisitions. Additionally, the Company received $3.1 million, $311.4 million, and $15.3 million in connection with dispositions of non-strategic assets in 1998, 1997, and 1996, respectively.

 Financing Activities

  Cash provided by financing activities was $8.2 million in the first quarter of 1999 compared with cash used of $66.1 million in the first quarter of 1998. Contributing to the change were net purchases of treasury stock which were $7.3 million in the current quarter versus $52.8 million in the same quarter of the prior year. During the current quarter, the Company repurchased 250,000 of its common shares. Additionally, for the quarter ended November 30, 1998, the Company borrowed $28.0 million primarily to fund acquisitions, share repurchases, and internal growth. Dividend payments totaled $12.9 million, or 31 cents per share, compared with $13.3 million, or 30 cents per share, for the prior-year period. On January 6, 1999, the regular quarterly dividend rate was increased 3.2% to 32 cents per share, or an annual calendar year rate of $1.28 per share.

  Financing activities used $145.2 million, $187.6 million, and $131.2 million in fiscal years 1998, 1997, and 1996, respectively. In the three years ending August 31, 1998, the Company distributed approximately $510 million to stockholders through share repurchases and dividends. Cash of $154.0 million, $121.7 million, and $75.2 million was utilized in 1998, 1997, and 1996, respectively, for share repurchases of 3.0 million, 3.0 million, and 2.0 million shares, respectively. The Company has a standing annual authorization to repurchase 2.0 million shares plus the number of new shares issued in any one year. Included in the 1998 and 1997 amounts was a supplemental authorization for the repurchase of 1.25 million shares granted as a result of the textile rental divestiture transaction. Additionally, the Company distributed cash of $52.6 million, $54.2 million, and $55.3 million in 1998, 1997, and 1996, respectively, to the Company's stockholders in the form of dividends. The increase in dividends to $1.23 per share in fiscal 1998 from $1.19 per share in fiscal 1997 represented an increase of 3.4%, marking the sixty-second consecutive year of quarterly dividends without a decrease.

  During the fourth quarter of 1998, the Company filed a registration statement (the "shelf registration"), which became effective September 8, 1998, with the Securities and Exchange Commission to allow the Company to offer for sale, from time to time, up to $400 million of securities, including, but not limited to, unsecured senior debt securities or unsecured senior subordinated debt securities consisting of notes, debentures, or other evidence of indebtedness.

  In 1996, the Company negotiated the $250.0 million Credit Facility with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including restrictions that the Company's ratio of total debt to capitalization may not exceed 60% of any time.

  The Company has uncommitted lines of credit totaling $122.0 million for general operating purposes, of which $22.0 million is available on a multi-currency basis. On August 31, 1998, the Company borrowed $52.0 million under the $100.0 million domestic line of credit. Subsequent to the Company's fiscal year end, these borrowings were repaid through borrowings on the Credit Facility. This borrowing has been classified as noncurrent because it is the Company's intention to refinance this obligation on a long-term basis. In addition, $28.4 million in letters of credit were outstanding at August 31, 1998 under the domestic line of credit. At August 31, 1998, the Company had foreign currency short-term bank borrowings under the $22.0 million line of credit equivalent to $7.9 million at a weighted average interest rate of 4.91%.

ENVIRONMENTAL MATTERS

  The Company's operations, as well as other similar operations, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the Company's operations to prevent or reduce air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The Company believes that it is in substantial compliance with all material environmental laws, regulations, and permits. On an ongoing basis, the Company incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.

  The Company's environmental reserves totaled $11.3 million and $12.6 million at November 30, 1998 and August 31, 1998, respectively. The actual cost of environmental issues may be substantially lower or higher than that reserved due to the difficulty in estimating such costs, potential changes in the status of government regulations, and the inability to determine the extent to which contributions will be available from other parties. The Company does not believe that any such amount below or in excess of that accrued is reasonably estimable.

  Certain environmental laws, such as Superfund, can impose liability for the entire cost of site remediation upon each of the current or former owners or operators of a site or parties who sent waste to a site where a release of a hazardous substance has occurred regardless of fault or the lawfulness of the original disposal activity. Generally, where there are a number of financially viable potentially responsible parties ("PRPs"), liability has been apportioned based on the type and amount of waste disposed of by each party at such disposal site and the number of financially viable parties, although no assurance can be given as to any particular site.

  The Company is currently a party to, or otherwise involved in, legal proceedings in connection with several state and federal Superfund sites, two of which are located on property owned by the Company. Except for the Crymes Landfill matter in Georgia, the Company believes its liability is de minimis at each of the sites which it does not own where it has been named as a PRP. At the Crymes Landfill Site, since the matter is currently in the investigative phase, the Company does not know whether its liability is de minimis but believes that its exposure at the site is not likely to result in a material adverse effect on the Company. For the property which the Company owns on Seaboard Industrial Boulevard in Atlanta, Georgia, the Company has agreed to conduct an investigation on its and adjoining properties pursuant to the Georgia Hazardous Site Response Act. Until that investigation is completed, the Company will not be able to determine if remediation will be required, if the Company will be solely responsible for the cost of such remediation, or whether such cost is likely to result in a material adverse effect on the Company. For the property which the Company owns on East Paris Street in Tampa, Florida, the Company has been requested by the State of Florida to clean up chlorinated solvent contamination in the groundwater on the property and on surrounding property known as Seminole Heights Solvent Site and to reimburse costs already incurred by the State of Florida in connection with such contamination. The Company believes that it has a strong defense due to likely off-site sources of the contamination and because contamination from the property, if any, was due to prior owners and not the Company's operations. At this time, it is too early to quantify the Company's potential exposure or the likelihood of an adverse result.

  The Company is currently evaluating emissions of volatile organic compounds from its manufacturing operations in the Atlanta area to determine whether it will need to install pollution control equipment or modify its operations to comply with federal and state air pollution regulations. Until the current evaluations are completed, the Company is not able to quantify the possible cost of compliance. However, based upon currently available information, the Company does not expect any expenditures which may have to be made to achieve compliance to be material.

  In connection with the sale of the North Bros. business and 29 of the Company's textile rental plants in 1997, the Company has retained certain environmental liabilities. The Company has received notice from the buyer of the textile rental plants of the alleged presence of perchloroethylene contamination on one of the properties involved in the sale. The Company has since asserted an indemnification claim against the company from which it bought the property. At this time, it is too early to quantify the Company's potential exposure in this matter, the likelihood of an adverse result, or the possibility that the Company may be fully or partially indemnified.

  In November 1997, the Environmental Protection Agency proposed stringent new wastewater discharge limits, which would become effective in the future, that could apply to certain facilities operated by the Company. While the Company does not believe that these regulations should apply to its operations, if the regulations are adopted as proposed, following adoption, the Company's cost to comply with them could be as much as $6 million to $9 million of equipment expenditures spread over a three-year period, which the Company does not believe would be material to its financial condition or results of operations.

IMPACT OF THE YEAR 2000 ISSUE

  The "Year 2000 Issue" resulted from the use of two digits rather than four digits to define the applicable year in certain computer programs. With the coming millennium, any of the Company's computer programs that have two-digit date-sensitive software may interpret a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruption of the operation of computer hardware and software, as well as intelligent manufacturing equipment and processes, and telephony.

  Management is addressing the Year 2000 Issue in four phases: awareness, assessment, action plan, and plan implementation. At November 30, 1998, all areas of the Company had completed the first three phases and implementation of the plan was approximately 80% complete. Management estimates that the total cost to be incurred in connection with the Year 2000 Issue will range from $3 million to $5 million, and substantially all major systems are expected to be in compliance prior to the end of calendar year 1999. Approximately one-third of the total cost reflects the redeployment of existing internal information technology resources and should not be an incremental cost to the Company. At November 30, 1998, the Company had spent approximately $2 million on the Year 2000 Issue. The cost of the project is being funded through operating cash flows.

  Management has evaluated the potential exposure of the Company to related problems of its customers and suppliers and has implemented a vendor certification process. While management believes that its plan is sufficient to address the Year 2000 Issue, a contingency plan is currently being developed to address the potential for unforeseen issues that may arise. There can be no assurance, however, that such exposures or the cost of remediating any problems associated therewith will not materially affect the Company's future business, financial condition, or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

  From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, capital expenditures, technological developments, new products, research and development activities, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Statements herein which may be considered forward-looking include: (a) statements made regarding the Company's current expectations or beliefs with respect to the outcome and impact on the Company's business, financial condition, or results of operations of the Year 2000 Issue and environmental issues; (b) statements made concerning management's expectations with respect to the Company's plan for strategic growth; (c) statements made regarding management's expectations with regard to projected capital expenditures and future cash flows; and (d) statements made regarding the effect of the 1997 reduction of employees and facility expenses in the textile rental segment on future operating profit. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of the Company's business include without limitation the following: (a) the uncertainty of general business and economic conditions, particularly the potential for a slowdown in non-residential construction awards; and (b) the ability to achieve strategic initiatives, including, but not limited to, the ability to achieve sales growth across the business segments through a combination of increased pricing, enhanced sales force, new products, and improved customer service, as well as share repurchases and acquisitions.

                             DESCRIPTION OF NOTES

  This description of particular terms of the Notes supplements and replaces (if inconsistent with) the description of the general terms and provisions of debt securities under the caption "Description of the Debt Securities" in the accompanying Prospectus.

GENERAL

  The Notes will be issued under an Indenture dated as of January 26, 1999 between NSI and SunTrust Bank, as Trustee under the Indenture.

  The Notes will mature on February 1, 2009 and will bear interest from January 26, 1999 at the rate of 6.0% per annum, payable semiannually on August 1 and February 1 of each year, commencing on August 1, 1999. Interest on the Notes will be payable to the persons in whose names the Notes are registered at the close of business on the applicable preceding July 15 and January 15.

RANKING

  The Notes will be unsecured senior obligations of NSI, ranking the same as other unsecured senior obligations of NSI. As of December 31, 1998, NSI had $115.6 million of debt that would rank the same as the Notes, $80 million of which would be repaid with the proceeds of the offering of the Notes. The Notes will be structurally subordinated to all obligations, including trade payables and claims of preferred stockholders, if any, of subsidiaries of NSI. The Indenture does not limit the incurrence of unsecured debt by NSI or its subsidiaries. The Notes will also be effectively subordinated to any secured debt of NSI, to the extent of the value of the assets securing such debt. The Indenture permits, subject to certain limitations, NSI and its Restricted Subsidiaries (as defined in the Indenture) to incur secured debt.

SINKING FUND

  There will be no sinking fund.

OPTIONAL REDEMPTION

  The Notes will be redeemable, as a whole or in part, at the option of NSI, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of Notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 20 basis points. In the case of each of clause (1) and (2), accrued interest will be payable to the redemption date.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

  "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

  "Independent Investment Banker" means one of the Reference Treasury Dealers identified in clause (1) of the definition thereof appointed by NSI.

  "Reference Treasury Dealer" means (1) each of Salomon Smith Barney, Inc., Goldman, Sachs & Co., and J.P. Morgan Securities Inc. and their respective successors and (2) any other primary U.S. Government securities dealer (a "Primary Treasury Dealer") selected by the Independent Investment Banker after consultation with NSI. If any of the firms identified in clause (1) shall cease to be a Primary Treasury Dealer, NSI shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

  On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless NSI defaults in the payment of the redemption price and accrued interest). On or before the redemption date, NSI will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of an accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

REGISTERED GLOBAL SECURITY

  The Notes will be represented by a global security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. The Depositary or its nominee will maintain a record, on its book entry registration and transfer system, of the principal amounts of Notes that are beneficially owned by participants in that system and represented by the registered global security. A description of the depositary arrangements generally applicable to the Notes is set forth in the accompanying Prospectus under the caption "Description of the Debt Securities--Global Securities." The Notes will not be issued in definitive form except as described in the accompanying Prospectus.

SETTLEMENT PROCEDURES

  Settlement for the Notes will be made by the underwriters in immediately available or same-day funds. Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will be required by the Depositary to settle in same-day funds. Settlement in same-day funds may have an effect on the level of trading activity in the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and NSI has agreed to sell to such underwriter, the principal amount of the Notes set forth opposite the name of such underwriter.

                                                                PRINCIPAL AMOUNT
UNDERWRITER                                                         OF NOTES
-----------                                                     ----------------
Salomon Smith Barney Inc. .....................................   $ 80,000,000
Goldman, Sachs & Co. ..........................................     56,000,000
J.P. Morgan Securities Inc. ...................................     24,000,000
                                                                  ------------
  Total........................................................   $160,000,000
                                                                  ============

  The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

  The underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to offer some of the Notes to certain dealers at the public offering price less a concession not in excess of 0.400% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.250% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

  The Notes are a new issue of securities with no established trading market. NSI does not presently intend to list the Notes on any national securities exchange. NSI has been advised by the underwriters that they intend to make a market in the Notes but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The underwriting discounts and commissions to be paid to the underwriters by NSI in connection with this offering will be 0.650% per Note, for a total of $1,040,000. In addition, NSI estimates that it will incur other offering expenses of approximately $400,000.

  The underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking, and investment banking services for NSI from time to time, for which they have received or will receive customary fees. The underwriters may, from time to time, engage in transactions with and perform services for NSI in the ordinary course of business.

  Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of debt securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to the Company under existing credit facilities. In the event more than 10% of the proceeds of the offering will be used to repay such money lent by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

  NSI has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

  In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Notes in excess of the number of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases Notes originally sold by that syndicate member in covering syndicate short positions. These activities may cause the price of the Notes to be higher than it would otherwise be in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Notes being offered, including their validity, will be passed upon for NSI by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with the Notes being offered will be passed upon for the underwriters by Cravath, Swaine, & Moore, New York, New York.

                                    EXPERTS

  The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended August 31, 1998, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

  PROSPECTUS           NATIONAL SERVICE INDUSTRIES, INC.
[LOGO OF NATIONAL SERVICE INDUSTRIES, INC. APPEARS HERE]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                   WARRANTS
                                 COMMON STOCK

  National Service Industries, Inc. (the "Company") may offer from time to time: (i) its unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, which may be either senior ("Senior Securities") or subordinated ("Subordinated Securities") and which may be convertible into or exchangeable for shares of its common stock, par value $1.00 per share ("Common Stock"), shares of its preferred stock, no par value ("Preferred Stock"), or other Debt Securities, (ii) Preferred Stock, which may be convertible into or exchangeable for shares of Common Stock or shares of Preferred Stock or Debt Securities; (iii) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants") or Debt Securities (the "Debt Warrants"); and (iv) Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder, to the extent such Debt Securities or Preferred Stock are, by their terms, convertible into or exchangeable for shares of Common Stock, in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants and Preferred Stock Warrants are collectively referred to herein as the "Warrants" and the Debt Securities, Preferred Stock, Common Stock and Warrants are collectively referred to herein as the "Securities."

  The Securities may be issued in one or more series or issuances and will be limited to $400,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units).

  Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Securities or Subordinated Securities, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any modifications of or additions to the covenants described in this Prospectus and any other specific terms thereof;
(ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends will be payable and dates from which dividends will accrue, any redemption or sinking fund provisions, any conversion or exchange rights, and any other relative rights; and (iii) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof.

  The Company's obligations under the Debt Securities will not be guaranteed by any of its subsidiaries. The Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices to the extent set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

  The outstanding Common Stock is listed on the New York Stock Exchange under the symbol "NSI." The applicable Prospectus Supplement will contain information about any listing of the other Securities on a securities exchange.

                                --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

  The Company may sell the Securities directly, through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters and dealers.

               The date of this Prospectus is September 8, 1998

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                             AVAILABLE INFORMATION

  National Service Industries, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. All of these documents may be inspected without charge at the Commission's principal office in Washington, D.C., and copies thereof may be obtained from the Commission at the prescribed rates or may be examined without charge at the public reference facilities of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-3208) pursuant to the Exchange Act are incorporated herein by reference: the Company's Annual Report on Form 10-K for the year ended August 31, 1997; its Quarterly Reports on Form 10-Q for the quarters ended November 30, 1997, February 28, 1998 and May 31, 1998; and the description of capital stock (including Common Stock) of the Company that is contained in the registration statement filed under the Exchange Act under File No. 1-3208, including all amendments or reports filed for the purpose of updating such description.

  All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at its principal executive offices at 1420 Peachtree Street, N.E., Atlanta, Georgia 30309-3002, Attention: Corporate Secretary, telephone (404) 853-1000.

                                  THE COMPANY

  National Service Industries, Inc. (the "Company") is a diversified service and manufacturing company that, through its subsidiaries, operates in four business segments--lighting equipment, textile rental, chemicals and envelopes. Lithonia Lighting is a manufacturer of lighting fixtures, serving the commercial, industrial, institutional and residential markets. The Company's chemical segment serves both the institutional and industrial and retail markets in North America and Western Europe with products including cleaners, sanitizers, polishes, degreasers, pesticides, insecticides, herbicides and water treatments. National Linen Service is a multi-service textile rental supplier, serving the hospitality, healthcare, industrial, commercial and institutional markets. Atlantic Envelope is a leading producer of custom envelopes and office products, serving primarily the southeastern United States. For the fiscal year ended August 31, 1997, the Company had total revenues of $2.0 billion and net income of $107.3 million.

  As used herein, the "Company" means National Service Industries, Inc. and its subsidiaries unless the context requires otherwise. The address and telephone number of the Company's principal executive offices are 1420 Peachtree Street, N.E., Atlanta, Georgia 30309-3002, (404) 853-1000.

                                USE OF PROCEEDS

  Except as otherwise described in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include working capital increases, capital expenditures, acquisitions, repayment of outstanding indebtedness and repurchases of Company Common Stock. Any specific allocations of the proceeds to a particular purpose that have been made at the date of any Prospectus Supplement will be described therein.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The Company's ratio of earnings to fixed charges was as follows for the years and periods indicated:

                                  Nine Months
                                     Ended
    Fiscal Years Ended August 31,   May 31,
    ----------------------------- -----------
    1993   1994  1995  1996  1997  1997  1998
    ----  ----- ----- ----- ----- ----- -----
    13.51 16.51 19.13 19.95 19.09 16.82 16.34

  For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income plus fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense, amortization of financing costs and the portion of rent expense which is deemed to be representative of the interest component of rent expense.

                      RISK FACTORS RELATING TO CURRENCIES

  Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in a Prospectus Supplement relating thereto.

                           HOLDING COMPANY STRUCTURE

  The Company is a holding company and its assets consist primarily of investments in its subsidiaries. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the liquidation or reorganization of the subsidiary will be subject to prior claims of the creditors of the subsidiary, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary (in which case the claims of the company would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is Senior to that held by the Company). In addition, the Company's current Credit Agreement, dated July 23, 1996, among the Company, Wachovia Bank of Georgia, N.A., and other banks (the "Credit Agreement") provides that certain subsidiaries of the Company may borrow directly under the Credit Agreement up to $250.0 million and the Company guarantees any borrowings of such subsidiaries under the Credit Agreement. As of June 30, 1998, the Company's subsidiaries had approximately $65 million of borrowings outstanding under the Credit Agreement, and these subsidiaries may borrow additional amounts under the Credit Agreement from time to time. The holder of Debt Securities may be deemed to be effectively subordinated to such claims. See "--General," "--Provisions Applicable to Both Senior and Subordinated Debt Securities" and "--Provisions Applicable Solely to Senior Debt Securities."

                      DESCRIPTION OF THE DEBT SECURITIES

  The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

  The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), the Debt Securities will be issued under an Indenture (the "Senior Indenture") between the Company and SunTrust Bank, Atlanta, as trustee under the Senior Indenture. In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), the Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be entered into between the Company and SunTrust Bank, Atlanta, as trustee under the Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." Copies of the form of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement. SunTrust Bank, Atlanta, as trustee under each of the Indentures (and any successor thereto under each Indenture), is referred to herein as the "Trustee." The statements under this caption relating to the Debt Securities and the Indentures are summaries only and do not purport to be complete. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein or particular provisions of an Indenture are referred to, such terms or provisions, as the case may be, are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Certain defined terms in the Indentures are capitalized herein. The italicized references below apply to the article or section numbers in the Senior Indenture and Subordinated Indenture, respectively, or to both Indentures if only one reference is provided, unless otherwise indicated.

  PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

  The Indentures do not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Debt Securities may be issued at various times with different maturity dates and different principal repayment provisions, may bear interest at different rates, may be payable in currencies other than United States dollars, in composite currencies or in amounts determined by reference to the price, rate or value of one or more specified commodities, currencies or indices, and may otherwise vary, all as provided in the Indentures. The Company has from time to time entered into, and will in the future enter into, credit or other financing agreements to fund its operations, herein referred to collectively as the "Credit Facilities." Such credit or other financing agreements may be secured by the assets of the Company, secured by the assets of subsidiaries of the Company or guaranteed by subsidiaries of the

Company. To the extent that the Credit Facilities are so secured or guaranteed, the lenders under such Credit Facilities may have priority over the holders of the Debt Securities with respect to the assets of the Company or its subsidiaries that secure such Credit Facilities and may have priority over the holders of the Debt Securities.

  GENERAL

  Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford holders of such Debt Securities special protection in the event of a restructuring or highly leveraged transaction involving the Company.

  Reference is made to the applicable Prospectus Supplement for the following terms of the particular series of Debt Securities offered hereby: (i) the title and aggregate principal amount of the Debt Securities; (ii) whether such Debt Securities will be issued in the form of one or more global securities;
(iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates (which may be fixed or variable) per annum, if any, at which the Debt Securities will bear interest or the method of determining such rate or rates, and the date or dates from which such interest, if any, will accrue and the date or dates at which such interest, if any, will be payable; (v) the place or places where the principal of and premium, if any, and interest on the Debt Securities shall be payable; (vi) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision; (vii) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable; (viii) the currency, currencies (including composite currencies), or current unit or units in which such Debt Securities will be denominated and in which the principal of and premium, if any, and interest on such Debt Securities will be payable; (ix) whether, and the terms and conditions on which, the Company or a holder may elect that, or the other circumstances under which, payment of principal of and premium, if any, and interest on such Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Debt Securities are denominated; (x) any index or formula to be used to determine the amount of payments of principal of (and premium, if any) and interest on such Debt Securities and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination; (xi) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (xii) any additional means of satisfaction and discharge; (xiii) any deletions or modifications of or additions to the Events of Default or covenant of the Company; (xiv) the terms for conversion or exchange, if any, of the Debt Securities; (xv) the terms, if any, upon which such Debt Securities may be convertible into Common Stock, Preferred Stock, other Debt Securities or other securities or property of the Company and the terms and conditions upon which such conversion may be effected, including the initial conversion price or rate and any other provision in addition to or in lieu of those described herein; (xvi) information with respect to book-entry procedures; and (xvii) any other specific terms of the Debt Securities. (Section 301)

  The Company currently conducts substantially all of its operations through subsidiaries, and the holders of Debt Securities will generally have a junior position to any claims of creditors and any preferred stockholders of the Company's subsidiaries. Claims of creditors of such subsidiaries, including banks, trade creditors, secured creditors, taxing authorities and beneficiaries of subsidiary guarantees, and claims of holders of any preferred stock issued by such subsidiaries will generally have priority as to the assets of such subsidiaries over the claims and equity interests of the Company and, thereby, indirectly, the holders of indebtedness of the Company, including the Debt Securities. In addition, the Credit Agreement provides that certain subsidiaries of the Company may borrow directly under the Credit Agreement up to $250.0 million and the Company guarantees any borrowings of such subsidiaries under the Credit Agreement. See "Holding Company Structure."

  Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate which at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

  If any of the Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest, if any, on any of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved. If applicable, these risks will be more fully described in the Prospectus Supplement relating thereto.

  COVENANTS

  The Indentures require the Company to covenant, among other things, with respect to each series of Debt Securities: (i) to duly and punctually pay the principal of (and premium, if any) and interest, if any, on such series of Debt Securities; (ii) to maintain an office or agency in each Place of Payment where Debt Securities may be presented or surrendered for payment, transferred or exchanged and where notices to the Company may be served; (iii) if the Company shall act as its own Paying Agent for any series of Debt Securities, to segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest, if any, so becoming due; (iv) to preserve its corporate existence; (v) to maintain its properties; (vi) to pay taxes and other claims, in each case, as required by the Indentures; and (vii) to deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement to the effect that the Company has fulfilled all its obligations under the Indentures throughout such year. (Article Ten)

  EVENTS OF DEFAULT

  Unless otherwise provided with respect to any series of Debt Securities, the following are Events of Default under each Indenture with respect to the Debt Securities of such series issued under the Indenture: (a) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(b) failure to pay principal of (or premium, if any, on) any Debt Security of such series when due; (c) failure to deposit any mandatory sinking fund payment, when due, in respect of the Debt Securities of such series; (d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in the applicable Indenture for the benefit of a series of Debt Securities other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default as may be established with respect to Debt Securities of such series (including, without limitation, any Event of Default arising out of a default which results in the acceleration of certain Indebtedness or a default in the payment of any amounts due on certain Indebtedness). (Sections 301 and
501) If an Event of Default with respect to any outstanding series of Debt Securities occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series (subject to the next following sentence, in the case of an Event of Default described in clause (a), (b), (c) or (d) above) or at least 25% in principal amount of all outstanding Debt Securities under the Indenture (subject to the next following sentence, in the case of other Events of Default) may declare the principal amount of all the Debt Securities of the applicable series (or of all outstanding Debt Securities under the applicable Indenture, as the case may be) to be due and payable immediately. If an Event of Default described in clause (e) or (f) shall occur, the principal amount of the outstanding Debt Securities of all series ipso facto shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series (or all outstanding Debt Securities under the applicable Indenture, as the case may be) may, under certain circumstances, rescind and annul such acceleration. (Section 502) Depending on the terms of other Indebtedness of the Company outstanding from time to time, an Event of Default under an Indenture may give rise to cross defaults on such other Indebtedness of the Company.

  Each Indenture provides that the Trustee will, within 90 days after the occurrence of a default in respect of any series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series; and provided, further, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance, or breach, of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series. For the purpose of this provision, "default" with respect to Debt Securities of any series means any event which is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such series. (Section 602)

  The holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the applicable Indenture) have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture). (Section 512) Each Indenture provides that in case an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. (Section 601) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under either Indenture at the request of any of the holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request. (Section 603) The holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the applicable Indenture) may on behalf of the holders of all Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture) waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected. (Section 513) The holders of a majority in principal amount of the outstanding Debt Securities affected thereby may on behalf of the holders of all such Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008 of the Subordinated Indenture; Section 1010 of the Senior Indenture)

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under each Indenture and as to any default in such performance. (Section 1007 of the Subordinated Indenture; Section 1009 of the Senior Indenture)

  MODIFICATION

  Modifications and amendments of each Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities under the Indenture affected thereby, provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of interest on, any Debt Security, (b) reduce the percentage in principal amount of outstanding Debt Securities the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults, (c) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security, (d) change the Place of Payment or currency, currencies, or currency unit or units of payment of principal of, or premium (if any) or interest on, any Debt Security or (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security. (Section 902)

  Each Indenture provides that the Company and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of evidencing the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company, adding to the Company's covenants, securing the Debt Securities, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in the applicable Indenture, provided such action to cure ambiguities or inconsistencies shall not adversely affect the interests of the holders of the Debt Securities in any material respect. (Section 901)

  CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of any holders of outstanding Debt Securities, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person, provided that the Person formed by such consolidation or into which the Company is merged or which acquires or leases the assets and properties of the Company substantially as an entirety is a corporation, partnership or trust organized under the laws of any United States jurisdiction and assumes by supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, that after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under the Indenture and the Debt Securities. (Article Eight)

  DISCHARGE AND DEFEASANCE

  Unless otherwise provided with respect to any series of Debt Securities, the Company may terminate its obligations under each Indenture with respect to Debt Securities of any series, other than its obligation to pay the principal of (and premium, if any) and interest on such Debt Securities and certain other obligations, if it (i) irrevocably deposits or causes to be irrevocably deposited with the Trustee as trust funds money or U.S. Government Obligations maturing as to principal and interest sufficient to pay the principal of, any interest on, and any mandatory sinking funds in respect of, all outstanding Debt Securities of such series on the stated maturity of such payments or on any redemption date, (ii) has delivered to the Trustee an opinion of counsel to the effect that the holders of Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred, and (iii) complies with any additional conditions specified to be applicable with respect to the covenant defeasance of Debt Securities of such series, and no default or Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit or, insofar as they relate to certain events of bankruptcy or insolvency, at any time in the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period). (Section 401)

  The terms of any series of Debt Securities may also provide for legal defeasance pursuant to each Indenture. In such case, if the Company (i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above and complies with the other provisions described above (except that the opinion referred to in clause (ii) above must be based on a ruling by the Internal Revenue Service or other change under applicable United States federal income tax law), (ii) makes a request to the Trustee to be discharged from its obligations on the Debt Securities of such series and (iii) complies with any additional conditions specified to be applicable with respect to legal defeasance of Debt Securities of such series, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series, and the obligations of the Company under the applicable Indenture and the Debt Securities of such series to pay the principal of (and premium, if any) and interest on the Debt Securities of such series shall cease, terminate and be completely discharged and the holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 403 and 404)

  CONVERSION RIGHTS

  The terms on which Debt Securities of any series are convertible into or exchangeable for Common Stock or other securities or property of the Company will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company to be received by the holders of Debt Securities would be calculated according to the market price of Common Stock or other securities of the Company as of a time stated in the Prospectus Supplement. The conversion price of any Debt Securities of any series that is convertible into Common Stock or other securities of the Company may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as set forth in the applicable Prospectus Supplement. (Article Fourteen)

  EXCHANGE, REGISTRATION AND TRANSFER

  Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Debt Securities may be presented for exchange and for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without a service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the document of title and identity of the Person making the request. The Company has appointed the Trustee as Security Registrar. (Section 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the mailing of notice of redemption of Debt Securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or (ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part. (Section 305)

  PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the Person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York will be designated as a Paying Agent for the

Company for payments with respect to Debt Securities which are issuable solely as Registered Debt Securities. Any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

  All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the holder of such Debt Security will thereafter as an unsecured general creditor look only to the Company for payment thereof. (Section 1003)

  GLOBAL SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee for such Depositary and except in the circumstances described in the Applicable Prospectus Supplement. (Sections
204)

  The Company expects that the following provisions will apply to depositary arrangements with respect to any portion of a series of Debt Securities to be represented by a Global Security. Any additional specific terms of the depositary arrangement will be described in the applicable Prospectus Supplement.

  Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("Participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests by Participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depositary for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

  So long as the Depositary for a Global Security or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indentures. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns their interest, to exercise any rights of a holder under the Indentures.

  The Depositary may grant proxies and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. The Company understands that, under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indentures, the Depositary would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made by the Company to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security.

  The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such Participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 308)

  Unless otherwise specified in the applicable Prospectus Supplement, a Global Security of any series will be exchangeable for certificated Debt Securities of the same series only if (i) the Depositary for such Global Securities notifies the Company that it is unwilling or unable to continue as Depositary or such Depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in either case, a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility,
(ii) the Company in its sole discretion determines that such Global Securities shall be exchangeable for certificated Debt Securities or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debt Securities of such series. Upon any such exchange, owners of beneficial interests in such Global Security or Securities will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and terms equal in principal amount to such beneficial interests, and to have such Debt Securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by such Depositary's relevant Participants (as identified by such Depositary) to the Trustee.

  The following is based on information furnished to the Company:

  In the event that the Depositary Trust Company ("DTC") acts as Depositary for the Global Securities of any series, such Global Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Global Security will be issued with respect to each $200 million (or such other amount as shall be permitted by DTC from time to time) of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

  DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the beneficial owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners of Debt Securities is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

  If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities of a series represented by Global Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

  To the extent that any Debt Securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the Global Security repaid by the Company, through its Participant, to the Trustee, and shall effect delivery of such interest in a Global Security by causing the Direct Participant to transfer the Direct Participant's interest in the Global Security or Securities representing such interest, on DTC's records, to the Trustee. The requirement for physical delivery of Debt Securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the Global Security or Securities representing such Debt Securities are transferred by Direct Participants on DTC's records.

  DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered as described above.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered as described above.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  MEETINGS

  The Indentures contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under "--Notices" below. Except for any consent that must be given by the holder of each Outstanding Debt Security affected thereby, as described under "--Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series; provided, however, that except for any consent that must be given by the holder of each Outstanding Debt Security affected thereby, as described under "-- Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or action taken at any meeting of holders of Debt Securities of any series duly held in accordance with each Indenture will be binding on all holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. (Article Thirteen)

  NOTICES

  Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the Security Register. (Section 107)

  THE TRUSTEE

  The Indentures provide that the Trustee shall authenticate and deliver Debt Securities of a particular series in accordance with a Company Order. Each Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases and to realize certain property received with respect to any such claims, as security or otherwise. (Section 613) The Trustee is one of the lenders under certain of the Company's Credit Facilities. The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign. (Section 608)

  GOVERNING LAW

  The Indentures are, and the Debt Securities will be, governed by and construed in accordance with the laws of the State of New York, but without giving effect to principles of conflicts of law. (Section 113)

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

  Senior Debt Securities will be issued under the Senior Indenture and will rank pari passu in right of payment with the Company's obligations under its Credit Facilities and all other unsecured and unsubordinated debt of the Company, and will be senior in right of payment to all existing and future debt of the Company that is, by its terms, expressly subordinated to the Senior Debt Securities. The Senior Debt Securities issued under this Prospectus will not be guaranteed by any subsidiary of the Company and will not rank pari passu with any debt of such subsidiary, but will be senior in right of payment to all existing and future debt of such subsidiary that is, by its terms, expressly subordinated to the Senior Debt Securities.

  COVENANT PROVIDING FOR LIMITATION ON LIENS

  Nothing in the Senior Indenture or the Senior Debt Securities will in any way restrict or prevent the Company or any Restricted Subsidiary from issuing, assuming, guaranteeing or otherwise incurring any Indebtedness, provided, however, the Senior Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by the Company or such Restricted Subsidiary without making effective provision whereby any and all Senior Debt Securities then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

  Notwithstanding the foregoing, the Company or any Restricted Subsidiary may, without so securing the Senior Debt Securities, issue, assume or guarantee Indebtedness secured by the following Liens:

    (a) Liens existing on the date on which the Senior Debt Securities are originally issued or provided for under the terms of agreements existing on such date;

    (b) Liens on property securing (i) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property of the Company or Restricted Subsidiaries or (ii) Indebtedness incurred by the Company or any Restricted Subsidiary to provide funds for the activities set forth in clause (i) above;

    (c) Liens securing Indebtedness owed by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

    (d) Liens on the property of any Person existing at the time such Person becomes a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Person becoming a Subsidiary of the Company, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property so acquired;

    (e) Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

    (f) any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clauses
  (a) through (e) above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced;

    (g) certain Liens arising, but only so long as continuing, in the ordinary course of business of the Company and the Restricted Subsidiaries; or

    (h) Liens (exclusive of any Lien of any type otherwise permitted under clauses (a) through (g) above) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under "Limitation on Sale/Leaseback Transactions" below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (a) through (g) above), does not at the time such Indebtedness is incurred exceed 15% of the Consolidated Net Tangible Assets of the Company (as shown in the most recent audited consolidated balance sheet of the Company and its Subsidiaries). (Section 1007 of the Senior Indenture)

  COVENANT PROVIDING FOR LIMITATION ON SALE/LEASEBACK TRANSACTIONS

  The Senior Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or a Restricted Subsidiary) unless:

    (a) the Company or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Senior Debt Securities pursuant to such covenant;

    (b) after the date on which the Senior Debt Securities are originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

    (c) the Company, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (b) above), less an amount equal to the principal amount of Debt Securities and Pari Passu Indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by the Company or any Restricted Subsidiary during such period. (Section 1006 of the Senior Indenture)

  The term "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, is defined in the Senior Indenture as at the time of determination, the present value (discounted at a rate equivalent to the Company's then current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments (other than amounts required to be paid or account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates, and similar charges are contingent rates (such as those based on sales)) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

  The term "Capitalized Lease Obligation" of any Person is defined in the Senior Indenture as any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

  The term "Consolidated Net Tangible Assets" of the Company is defined in the Senior Indenture as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like tangibles, all as set forth on the most recent quarterly balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Funded Indebtedness" is defined in the Senior Indenture as all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

  The term "Hedging Obligations" of any Person is defined in the Senior Indenture as the obligations of such Person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

  The term "Indebtedness" of any Person at any date is defined in the Senior Indenture as, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee and (viii) all Hedging Obligations of such Person.

  The term "Lien" is defined in the Senior Indenture as, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the Senior Indenture, the Company or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation (other than any Capitalized Lease Obligation relating to any building, structure, equipment or other property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries) or other title retention agreement relating to such asset.

  The term "Pari Passu Indebtedness" is defined in the Senior Indenture as any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Securities.

  The term "Restricted Subsidiary" is defined in the Senior Indenture as any Subsidiary of the Company (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States of America (not including its territories and possessions) and
(ii) that owns a Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include any Subsidiary that is principally engaged in financing the operations of the Company, or its Subsidiaries, or both, outside the United States of America. "Principal Property" means any manufacturing plant or facility located within the United States of America (other than its territories or possessions) owned by the Company or any Restricted Subsidiary which, in the opinion of the Board of Directors, is of material importance to the total business conducted by the Company and its Restricted Subsidiaries as a whole.

  The term "Sale/Leaseback Transaction" is defined in the Senior Indenture as any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

  GENERAL

  Subordinated Debt Securities will be issued under the Subordinated Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Indebtedness (including any Senior Debt Securities) of the Company that may be outstanding from time to time.

  SUBORDINATION

  The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Company. (Section 1501 of the Subordinated Indenture)

  In the event of any dissolution or winding up, or total or partial liquidation or reorganization of the Company, whether in bankruptcy, reorganization, insolvency, receivership or similar proceeding, the holders of Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Subordinated Debt Securities are entitled to receive any payment on account of principal (or premium, if any) or interest on the Subordinated Debt Securities. (Section 1502 of the Subordinated Indenture) By reason of subordination of the Subordinated Debt Securities, in the event of the insolvency of the Company, holders of the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness.

  Unless otherwise indicated in the applicable Prospectus Supplement, no payment in respect of the Subordinated Debt Securities shall be made if, at the time of such payment, there exists a default in payment of all or any portion of any Senior Indebtedness, and such default shall not have been cured or waived in writing or the benefits of such subordination in the Subordinated Indenture shall not have been waived in writing by or on behalf of the holders of such Senior Indebtedness. In addition, unless otherwise provided in the applicable Prospectus Supplement, during the continuance of any event of default (other than a default referred to in the immediately preceding sentence) with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof and upon written notice thereof given to the Trustee, with a copy to the Company (the delivery of which shall not affect the validity of the notice to the Trustee), by any holder of Senior Indebtedness or its representative, then, unless and until such an event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company with respect to the principal of or interest on the Subordinated Debt Securities or to acquire any of the Subordinated Debt Securities or on account of the redemption provisions of the Subordinated Debt Securities provided, however, that if the holders of the Senior Indebtedness to which the default relates have not declared such Senior Indebtedness to be immediately due and payable and within 180 days after the occurrence of such default (or have declared such Senior Indebtedness to be immediately due and payable within such period have rescinded such declaration of acceleration), then the Company shall resume making any and all required payments in respect of the Securities (including any missed payments). Only one such payment blockage period may be commenced within any consecutive 365-day period with respect to the Subordinated Debt Securities. No event of default which existed or was continuing on the date of the commencement of any 180-day payment blockage period with respect to the Senior Indebtedness initiating such payment blockage period shall be, or be made, the basis for the commencement of a second payment blockage period by a holder or representative of such Senior Indebtedness, whether or not within a period of 365 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (and, in the case of any such waiver, no payment shall be made by the Company to the holders of Senior Indebtedness in connection with such waiver other than amounts due pursuant to the terms of the Senior Indebtedness as in effect at the time of such default). (1502 of the Subordinated Indenture)

  The term "Indebtedness" of any Person at any date is defined in the Subordinated Indenture as, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee and (viii) all Hedging Obligations of such Person.

  The term "Senior Indebtedness" is defined in the Subordinated Indenture as Indebtedness, either outstanding as of the date of the Subordinated Indenture or issued subsequent to the date of the Subordinated Indenture, unless such Indebtedness is either subordinated by its terms in right of payment to any other Indebtedness of the Company or pari passu with subordinated Indebtedness of any series, provided that the term "Senior Indebtedness" shall not include
(i) Indebtedness of the Company to any Subsidiary for money borrowed or advanced from such Subsidiary or (ii) amounts owed (except to banks and other financial institutions) for goods, materials or services purchased in the ordinary course of business.

  If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the applicable Prospectus Supplement. The Subordinated Indenture does not restrict the amount of Senior Indebtedness that the Company may incur.

                         DESCRIPTION OF CAPITAL STOCK

  Under the Company's Restated Certificate of Incorporation as amended (the "Charter"), the Company is authorized to issue 81,000,000 shares of capital stock ("Capital Stock") consisting of 1,000,000 shares of Preferred Stock, no par value, and 80,000,000 shares of Common Stock, par value $1.00 per share. As of June 30, 1998, there were 41,447,354 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Of the authorized shares of Preferred Stock, 500,000 shares have been designated as Series A Participating Preferred Stock, as described below under "--Stockholders' Rights Plan."

COMMON STOCK

  The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable. Subject to the prior rights of any shares of Preferred Stock that may from time to time be outstanding, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors.

  Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of preferential amounts to holders of Preferred Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in connection with any offering pursuant to this Prospectus and any Prospectus Supplement when issued will be, duly authorized, validly issued, fully paid and nonassessable.

  The outstanding Common Stock is listed on the New York Stock Exchange under the symbol "NSI." Any Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder will be listed, subject to notice of issuance, on such exchange.

  The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Section 203 of the Delaware General Corporation Law ("DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of the Company.

STOCKHOLDERS' RIGHTS PLAN

  The Company has a Stockholders' Rights Plan which it first adopted in 1988 and amended in 1997 (the "Rights Plan"), the terms and conditions of which are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement"). The Rights Plan provides that each share of Common Stock has associated with it a stock purchase right ( a "Right"). Each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of convertible preferred stock, designated as Series A Participating Preferred Stock, $0.05 par value (the "Series A Preferred Stock"), at a price of $160 (the "Purchase Price"), subject to adjustment. The Series A Preferred Stock purchasable upon the exercise of Rights will contain preferential voting, dividend, liquidation and other economic rights. The Rights become exercisable only if a person or group acquires, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock without the Company's prior consent or commences a tender or exchange offer that would result in such person or group owning 15% or more of the Common Stock without the Company's prior consent or if certain business combinations or sales of assets or earning power of the Company are expected to be consummated. If any person becomes the beneficial owner of 15% or more of the shares of Common Stock (an "Acquiring Person"), except pursuant to a Permitted Offer (as defined in the Rights Agreement), each Right will be exercisable for the number of units of one one-thousandths of a share of Series A Preferred Stock having an average market value during a specified period of two times the Purchase Price of the Right. In addition, if, after a person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction in which it is not the surviving corporation or in connection with which the Common Stock is changed or exchanged (other than a merger which follows a Permitted Offer), or it sells 50% or more of its assets or earning power, each Right that has not previously been exercised or voided will entitle its holder to purchase that number of shares of common stock of such other person which at the time of such transaction, would have a market value of two times the Purchase Price of the Right. The Rights expire on May 19, 2008, unless earlier redeemed by the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or receive dividends. The Rights are designed to protect stockholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board, and therefore would render an unsolicited takeover of the Company more difficult or less likely to occur. The Rights should not, however, interfere with any merger or other business combination approved by the Board because the rights may generally be redeemed in connection with consensual transactions.

DIRECTOR LIABILITY

  The Charter contains a provision that limits the liability of the Company's directors to the fullest extent permitted by the DGCL. The provision eliminates the personal liability of directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the declaration or payment of dividends in violation of Delaware law or in respect of any transaction from which a director received an improper personal benefit. The Charter provides that if the DGCL is amended to further limit such liability, then the liability of Company directors will be limited or eliminated to the maximum extent permitted by law as so amended.

PREFERRED STOCK

  The Company is authorized to issue 1,000,000 shares of Preferred Stock, of which 500,000 shares have been designated as Series A Preferred Stock. Under the Charter, the Board of Directors may from time to time establish and issue one or more series of Preferred Stock and fix the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the Capital Stock of the Company entitled to vote generally in the election of directors (the "Voting Stock") voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any certificate of designation relating to a series of Preferred Stock.

  The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and bylaws and the certificate of designation relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

  GENERAL

  Subject to limitations prescribed by Delaware law and the Company's Charter and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations, relative rights, preferences and limitations thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution, the distribution of assets, conversion or sinking funds, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable upon issuance against the full payment of the purchase price therefor, and will not have, or be subject to, any preemptive or similar rights.

  Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for specific terms, including: (i) the class or series, title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) whether dividends on such Preferred Stock shall be cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) provisions for a sinking fund, if any, for such Preferred Stock; (vii) provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into other securities of the Company, including the conversion price (or manner of calculation thereof); (x) a discussion of certain federal income tax considerations applicable to such Preferred Stock; and (xi) any other material terms, preferences, rights, limitations or restrictions of such Preferred Stock.

  RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to (as applicable) dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock of the Company and to all equity securities of the Company the terms of which provide that such equity securities are subordinated to such Preferred Stock, (ii) on a parity with all equity securities of the Company other than those referred to in clauses (i) and
(iii) and (iii) junior to all equity securities of the Company which the terms of such Preferred Stock provide will rank senior to it. For these purposes, the term "equity securities" does not include convertible debt securities.

  DIVIDENDS

  Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rates may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company or a duly authorized committee thereof.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any capital stock of the Company ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up).

  REDEMPTION

  The terms, if any, on which shares of a series Preferred Stock may be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, will be set forth in the Prospectus Supplement relating to such series.

  RIGHTS UPON LIQUIDATION

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, or any other series of capital stock of the Company ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all accrued and unpaid dividends for the then current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares.

  VOTING RIGHTS

  Holders of a series of Preferred Stock will not have any voting rights, except as from time to time required by law or as indicated in the applicable Prospectus Supplement; provided, that the holders of shares of any series of Preferred Stock will not be entitled to more than one vote per share, when voting as a class with the holders of shares of the Common Stock and if such Preferred Stock is convertible into Common Stock, then holders can receive one vote on an as converted basis.

  CONVERSION RIGHTS

  The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock, Debt Securities or another series of Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock or such other series of Preferred Stock or the principal amount of Debt Securities into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

  TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

  The Company may issue Warrants for the purchase of Debt Securities or Preferred Stock. Warrants may be issued independently or together with Debt Securities or Preferred Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or Preferred Stock. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant certificates relating to the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant certificates or beneficial owners of Warrants. The following summaries of certain provisions of the Warrant Agreements and Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Warrant certificates relating to each series of Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Warrants.

GENERAL

  If Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Warrants, including, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Warrants and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (iii) the designation and terms of any series of Debt Securities or shares of Preferred Stock with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security or shares of Preferred Stock; (iv) the date, if any, on and after which such Warrants and any related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities or the aggregate number of shares of Preferred Stock purchasable upon exercise of each such Warrant and the price at which such principal amount of Debt Securities of such series or shares of Preferred Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (vii) whether the Warrants will be issued in registered or bearer form;(viii) the manner, if any, in which the exercise price of, and the number of shares covered by, a Warrant for Preferred Stock is subject to adjustment in certain circumstances;
(ix) any special United States Federal income tax consequences; (x) the terms, if any, on which the Company may accelerate the date by which the Warrants must be exercised; and (xi) any other terms of such Warrants.

  Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Warrant to purchase Debt Securities, holders of such Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable Indenture. Prior to the exercise of any Warrants to purchase Preferred Stock, holders of such Warrants will not have any rights of holders of such Preferred Stock, including the right to receive payments of dividends, if any, on such Preferred Stock, or to exercise any applicable right to vote.

EXERCISE OF WARRANTS

  Each Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

  Warrants may be exercised by delivering to the applicable Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities or Preferred Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price in cash or by certified or official bank check, subject to the receipt within five (5) business days of the Warrant certificate evidencing such Warrants. Upon receipt of such payment at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or Preferred Stock purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining amount of Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENTS

  The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the applicable Warrants.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in and/or outside the United States: (i) through underwriters; (ii) through dealers acting as principal or as agent;
(iii) directly to a limited number of purchasers or to a single purchaser; or
(iv) through agents. The applicable Prospectus Supplement with respect to the any offering of Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any discounts or commissions and other items constituting compensation allowed or paid to any underwriters, dealers or agents, any aggregate initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any aggregate initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Securities if any are purchased.

  If dealers are utilized in the sale of Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealers acting as principals or agents. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The terms of the transaction will be set forth in the Prospectus Supplement relating thereto to the extent required by the Securities Act.

  The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto to the extent required by the Securities Act. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  The Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the Prospectus Supplement relating thereto.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business or otherwise.

  Each series of Securities, other than the Common Stock, will be a new issue with no established trading market. The Common Stock is listed on the New York Stock Exchange. Any Common Stock issued upon conversion of a Security sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Debt Securities, Preferred Stock or Warrants on an exchange, but is not obligated to do so. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for the underwriters, dealers or other agents by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The financial statements and schedules incorporated in this Prospectus by reference to the Annual Report on Form 10-K of National Service Industries, Inc. for the year ended August 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       NATIONAL SERVICE INDUSTRIES, INC.

                               6% Notes Due 2009

            [LOGO OF NATIONAL SERVICE INDUSTRIES, INC. APPEARS HERE]

                               ----------------

                    P R O S P E C T U S S U P P L E M E N T

                                JANUARY 21, 1999

                             (INCLUDING PROSPECTUS
                            DATED SEPTEMBER 8, 1998)

                               ----------------

                              SALOMON SMITH BARNEY

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------